Exhibit 99.1

BitFuFu Announces March 2026 Bitcoin Production and Operational Updates

SINGAPORE, April 10, 2026 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited Bitcoin production and operational metrics for March 2026.

“In March, we continued optimizing our mining portfolio by disposing of older-generation self-owned machines, which contributed to a modest decline in self-owned hashrate. We plan to refresh this capacity over time with newer, more energy-efficient equipment. Month-to-month changes in hashrate from third-party suppliers and hosting customers were immaterial and consistent with normal operating variability,” said Leo Lu, Chairman and CEO of BitFuFu. “We also continued to manage our Bitcoin balance sheet responsibly, selling 80 BTC in March in line with our treasury strategy while maintaining our long-term objective of increasing our Bitcoin holdings.

“Since the start of 2026, network difficulty has shown heightened volatility, reflecting miners’ tendency to curtail operations when Bitcoin prices fall below breakeven levels. This dynamic can create attractive windows for cloud mining customers, who may be able to accumulate Bitcoin at lower effective costs when prices are weak and potentially benefit from higher output when difficulty declines. We believe our cloud mining platform is well positioned to serve both retail and institutional customers as they adapt their strategies across changing market conditions.”

March 2026 Highlights (as of March 31, 2026)

	March 2026	February 2026
Bitcoin Held	1,794 BTC	1,830 BTC
Bitcoin Production	214 BTC	227 BTC
Daily Bitcoin Production	6.9 BTC	8.1 BTC
Self-Mining Production	43 BTC	37 BTC
Cloud Mining Production	171 BTC	190 BTC
Hashrate	25.9 EH/s	26.4 EH/s
Self-Owned Hashrate	3.3 EH/s	3.6 EH/s
Hashrate from Third-Party Suppliers and Hosting Customers	22.6 EH/s	22.8 EH/s
Average Fleet Efficiency	17.7 J/TH	17.5 J/TH
Power Capacity	457 MW	463 MW

BitFuFu Announces March 2026 Bitcoin Mining and Operational Updates

Bitcoin Holdings and Production:

●	Bitcoin Held: 1,794 BTC[1], a decrease of 36 BTC from February 28, 2026.

●	Bitcoin Production: 214 BTC (including 171 BTC from cloud mining and 43 BTC from self-mining).

Hashrate Overview:

●	Total Hashrate Under Management: 25.9 EH/s, a year-over-year increase of 25.7% and largely unchanged from last month.

○	Self-Owned Hashrate[2]: 3.3 EH/s.

○	Hashrate from Third-Party Suppliers and Hosting Customers[2]: 22.6 EH/s.

●	Average Fleet Efficiency: 17.7 J/TH

Power and Infrastructure:

●	Total Power Capacity Under Management: 457 MW, a year-over-year decrease of 4.4% and largely unchanged from last month.

Upcoming Conferences:

BitFuFu will be attending the following upcoming conferences.

●	April 27-29, 2026: The Bitcoin Conference, Las Vegas, NV.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

[1]	Includes 357 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud mining customers.
[2]	Hashrate may be used for both self-mining and cloud mining.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Charley Brady

Vice President, Investor Relations

charley.b@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com

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